April 26, 2021

BY EDGAR

Mara Ransom

Daniel Morris

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Healthwell Acquisition Corp. I

Registration Statement on Form S-1

Originally filed February 23, 2021 and amended March 30, 2021

File No. 333-253418

Ladies and Gentlemen:

On behalf of our client, Healthwell Acquisition Corp. I (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 15, 2021, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed via EDGAR on March 30, 2021.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Expressions of Interest, page 122

1.

We note your response to comment 2 and request additional information about the timing and circumstances under which your anchor investors became aware of the offering and expressed to you their intention to participate. Please tell us when initial contact was made, by whom it was initiated, and how negotiations related to the investment in this offering and purchase of interests in the sponsor evolved, identifying any material issues which arose and how they were resolved.

Response: The Company respectfully provides the Staff with the following description of the timing and circumstances under which the anchor investors became aware of the offering. Each anchor investor became aware of the offering as a result of discussions with the Company’s CEO, Alyssa Rapp, during the period from mid-December 2020 to February 2021. Ms. Rapp engaged in initial discussions with each investor separately regarding an investment in the Sponsor in connection with obtaining commitments for the capital required for the Sponsor to purchase private placement warrants from the SPAC concurrently with closing of the IPO (the “at risk capital”).

April 26, 2021

Ms. Rapp had had prior dealings with a principal at Peak6 Strategic Capital LLC and initiated contact with the firm proposing that Peak6 invest in the Sponsor. Peak6 responded that it typically invests in both sponsors and in SPAC IPOs, indicating that it was interested in investing approximately $500,000 in the Sponsor and providing a non-binding indication of interest to purchase 9.9% of the units in the IPO. Peak6 also requested a right of first refusal to participate in the next two SPACs sponsored by Ms. Rapp. After receiving a proposal from Ms. Rapp reflecting these terms and providing that Peak6 would invest in risk capital at the same price as other investors in the Sponsor, Peak6 responded that they believed the price for their risk capital investment was not in line with market terms for similar investments.

Atalaya Capital Management LP was introduced to Ms. Rapp via email by Jefferies LLC in mid-December 2020. Jefferies LLC did not participate in any discussions with any of the anchor investors related to proposed investments in the Sponsor or any anchor investor’s potential interest in purchasing units in the IPO. Ms. Rapp proposed that Atalaya Capital invest in the Sponsor on terms consistent with those offered to other investors in the Sponsor. Atalaya Capital responded that it would be interested in investing approximately $1.0 million in the Sponsor and expressed an interest on a non-binding basis in purchasing 9.9% of the units in the IPO. Like Peak6, Atalaya also indicated that it felt the price proposed by Ms. Rapp was not in line with market terms for similar investments. Atalaya also requested a right of first refusal to participate in any private placement by the Company in connection with its initial business combination (the “PIPE ROFR”) for up to $50.0 million. Further Atalaya requested that Ms. Rapp provide it with a right of first refusal to make a similar investment on similar terms in up to three future SPACs sponsored by Ms. Rapp.

In January 2021, Peak6 introduced Ms. Rapp to Magnetar Financial LLC. Ms. Rapp made the same proposal to Magnetar as the one made to Peak6.

In January 2021, Ms. Rapp continued discussions with Peak6 and Atalaya regarding a potential investment in the Sponsor. In light of the potential benefit to the Company of Peak6 and Atalaya investing in the IPO, and based upon feedback from both Peak6 and Atalaya with respect to price, Ms. Rapp agreed to a lower price for their risk capital investment provided that in the event that such anchor investor ultimately elected not to purchase this level of units in the IPO or if it later sold or redeemed such interests prior to the closing of the Company’s initial business combination, such anchor investor would forfeit a portion of the interests in the Sponsor representing founder shares, which would increase the price per founder share to the same price per share generally paid by other investors in the at risk capital. Ms. Rapp also agreed to other terms proposed by Peak6 and Atalaya, including the PIPE ROFR and right of first refusal to invest in future SPACs sponsored by Ms. Rapp. Ms. Rapp offered the same terms to Magnetar.

In late January 2021, Ms. Rapp contacted Context Capital Management LLC to discuss an investment in the Sponsor’s at risk capital following a referral from a family office that was a mutual connection based on the contact’s understanding that Context Capital had made previous SPAC investments. Ms. Rapp offered Context the opportunity to invest in the Sponsor on the same terms as Peak6 and Magnetar. Context agreed to do so.

During the course of negotiations, the anchor investors requested, and were granted, “most-favored nation” treatment, in some cases on a pro rata basis (based on their respective commitments to invest in at risk capital). For example, investors investing $500,000 were offered the same PIPE ROFR agreed with Atalaya, but only up to $25 million rather than $50 million. As result of the “most favored nation” agreement, the material terms are consistent for all four anchor investors. The terms of the agreed upon investment are disclosed in the Form S-1 and the filed form of subscription agreement.

April 26, 2021

2.

Refer to the second paragraph of this section. Please disclose the circumstances under which the sponsor or underwriters may prohibit the anchor investors from purchasing 9.9% of the units in this offering.

Response: The Company is not aware of any circumstances under which the sponsor or the underwriters would prohibit each of the anchor investors from purchasing 9.9% of the units in the offering. The Company will add disclosure to this effect in Amendment No. 2 to the Form S-1, which the Company intends to file promptly following determination of the appropriate accounting treatment of the Company’s warrants. A changed page reflecting the proposed language is attached as Annex A.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 558-3203. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Alyssa J. Rapp, Chief Executive Officer, Healthwell Acquisition Corp. I

April 26, 2021

Annex A

Edits to Disclosure on Pages 20-21 and 122-123 of Form S-1

(added language shown in bold and underline)

Four qualified institutional buyers or institutional accredited investors not affiliated with any member of our management, which we refer to as the “anchor investors”, have each expressed to us an interest to purchase up to 9.9% of the units in this offering and we have agreed to direct the underwriters to sell to each of the anchor investors up to such number of units. Pursuant to an agreement between the anchor investor and our sponsor, certain investment funds and managed accounts managed by or affiliated with Atalaya Capital Management LP (“Atalaya Capital”) have subscribed to purchase interests in our sponsor for $1.0 million, and certain investment funds and managed accounts managed by or affiliated with each of Magnetar Financial LLC, Context Capital Management LLC and PEAK6 Strategic Capital LLC have each subscribed to purchase interests in our sponsor for $500,000 (up to $1.1 million and $550,000, respectively, if the underwriters’ over-allotment option is exercised in full), representing an indirect beneficial interest in up to 500,000 founder shares and 1.0 million private placement warrants (up to 550,000 founder shares and 1.1 million private placement warrants if the underwriters’ over-allotment option is exercised in full), in the case of Atalaya Capital, and 250,000 founder shares and up to 500,000 private placement warrants, (up to 275,000 founder shares and 550,000 private placement warrants if the underwriter’s over-allotment option is exercised in full), in the case of the other three anchor investors.

Further, each anchor investor has agreed that if such anchor investor does not purchase 9.9% of the units in this offering, it will forfeit interests in our Sponsor representing 219,670 founder shares, in the case of Atalaya Capital, and 109,835 founder shares, in the case of the other three anchor investors (the “contingent founder shares”) (provided that no forfeiture will occur if an anchor investor purchases less than 9.9% of the units in this offering due to the Sponsor or the underwriters not permitting such investor to purchase such number of units), and if any anchor investor transfers the units purchased in this offering (or the Class A common stock underlying such units) prior to the closing of our initial business combination (other than to its affiliates or such other parties that are approved in advance in writing by our sponsor) or it elects to redeem any of the Class A common stock purchased in this offering, it will forfeit to our sponsor interests in our sponsor representing the contingent founder shares, with the amount forfeited proportional in each case to the number of shares of Class A common stock transferred or redeemed by the anchor investor as a percentage of the total number of units purchased by such anchor investor in this offering. Although the Company and the underwriters are not required to sell the anchor investors units in this offering, the Company is not aware of any circumstances under which the Company or the underwriters would prohibit each of the anchor investors from purchasing 9.9% of the units in the offering.

In addition, our sponsor has agreed with each of the anchor investors that if the Company raises additional equity capital in a private placement in connection with our initial business combination, each anchor investor will be invited to purchase securities in the private placement on the terms offered to other investors in the private placement and our sponsor will request that the Company allocate $50.0 million to Atalaya Capital, and $25.0 million to each of the other three anchor investors of the securities available for purchase in such private placement. Our sponsor has also agreed to grant the anchor investors a right of first offer to invest in our sponsor on similar terms in connection with up to three future special purpose acquisition companies sponsored by our sponsor.

April 26, 2021

There can be no assurance that any of the anchor investors will acquire any units in this offering, or as to the amount of such units the anchor investors will retain, if any, prior to or upon the consummation of our initial business combination. In the event that the anchor investors purchase such units (either in this offering or after) and vote them in favor of our initial business combination, a smaller portion of affirmative votes from other public shareholders would be required to approve our initial business combination. The anchor investors have no agreement with us or the sponsor with respect to voting in favor of our initial business combination. If the anchor investors each elect to purchase 9.9% of the units in this offering, such stockholders will own 39.6% of the units sold in this offering. Our sponsor and the anchor investors will own collectively 51.7% of the outstanding common stock.